INVEST IN **NURALIA (FORMERLY ISD PAL INC)**

Solving the multi trillion-dollar future of work crisis



WEFUNDER | SEED ROUND
nuralia
The missing link to the future of work.

nuralia.ai Wilmington, DE

Technology | Notable Angel | Female Founder | B2B | SaaS

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Lead Investor: Kam Ghaffarian. Billionaire founder of 3 unicorns (Axiom, Intuitive, X-energy)
2. Co-founder: Houri scaled previous venture (Cynuria) to Inc. 5000 & Best Workplaces. Ex-PwC & BAH
3. Market Size: Disrupting the $570B global corporate training market
4. Beta & GTM: Product refined via beta with industry leaders and partners. Launching in Q3 of 2026
5. Consultative AI: Built on cognitive science and instructional frameworks
6. Outcomes over Content: Moving beyond "check-the-box" training to drive performance and results

Featured Investor



Kam Ghaffarian
Syndicate Lead

Follow

Invested $25,000

"Whether we are building commercial space stations or revolutionizing nuclear energy, the bottleneck is never the hardware, it is the human mind. The limit to our growth is the speed at which we can learn.
The ability to learn is the superpower of the 21st century. It is the foundation of high consciousness and high performance.

ISD Pal is a platform I've seen that understands this. By using AI to remove the friction from learning, the platform is enabling us to upskill humanity at the speed of light. I am proud to back a team that is not just solving a business problem but serving the expansion of human capability."

& 69 more

Team



Houri Tamizifar Co-founder & CEO

2x Founder. Scaled previous venture (Cynuria) to Inc. 5000 & Best Workplaces. Ex-PwC & Booz Allen. 20+ years of L&D expertise



Augusto Cangahuala Co-founder & CXO



Award-winning Federal CX Leader (HHS, EPA). Ex-NASA & Peace Corps. TEDx Speaker. 20+ years in Innovation & Design.

Jason Farnsworth CTO

Global Technology & Product Leader. Architected high-volume, AI-driven platforms at scale. Ex-Uber, Amazon, Microsoft & LivePerson. 25+ years of engineering expertise.

Isidro Iturralde Sales Advisor

Strategic Sales Leader. Architect of engines that delivered 150% growth for 13 consecutive years. 20+ year industry veteran.

Solving the multi trillion-dollar future of work crisis

We are the missing link between the workforce we have and the workforce we need.

Everyone is talking about the "Future of Work"—upskilling, reskilling, and AI adaptation. But there is a massive gap between the *need* to learn and the *ability* to teach.

We are drowning in content, but starving for acquired skills.

The Crisis: Expensive, Slow, and Dangerous.

Today, organizations spend nearly **$350 billion a year** on training, yet the results are failing us. We see it every day in our work as Learning and Development (L&D) leaders.

We watched a **Global Pharmaceutical Giant** spend **millions designing technical courses** that either became obsolete before launch or were never used.

We saw a **Luxury Cruise Line** risk safety liability because their budget only covered 11% of the necessary training design.

These aren't just "isolated experiences". They are symptoms of a systemic failure. Wasted investment. Lost revenue. Real risk.



Customer problems
Customer challenges are characterized by:
WASTED INVESTMENT
LOST REVENUE
REGULATORY RISK
GLOBAL PHARMACEUTICAL
Client spent $100,000 and a full year on a highly technical course that become obsolete before launch, leaving learners unprepared for a massive change initiative.
LEADING MANUFACTURER
Limited instructional design resources create a training gap during product launches, holding the sales team back from capturing full revenue potential.
LUXURY CRUISE LINE
With a budget covering just 11% of the actual cost of effective safety training, the client exposed the cruise line to grave safety and liability risks.
nuralia

Why is this happening?

Because the industry has confused content with learning.

The traditional process for designing training is fundamentally incompatible with the speed of modern business.

It is too costly, too lengthy, and too contentious.

An instructional designer can spend months just wrestling with Subject Matter Experts (SMEs) and fighting through insignificant details, rather than designing meaningful learning.

Current efforts just focus on "eLearning looks" and "speed." But moving fast doesn't matter if the training doesn't work and corporate dollars are poorly spent.



The problem
Designing effective corporate training is:
COSTLY
Customized and highly
LENGTHY
Highly technical
CONTENTIOUS
Collecting input from


experiences are
expensive to create
multiple subject
matter experts can
take up to a year to
develop
fashion and reconciling
the feedback is
challenging
nuralia.ai
nuralia

The Solution: Engineering Performance.

We are **Nuralia.** We are the missing link.

We didn't just build another AI wrapper to churn out text faster or answer a question. We built the new standard for **Instructional Designers and Training Specialists.**

Nuralia is **defining the standard** for AI in instructional design.

Built by practitioners to bring method and consistency to the magic, we use AI to **automate the drudgery** while grounding every output in learning science.

We are helping companies stop just "building content" and start engineering performance.


Our solution: Nuralia
10x Faster - Radically accelerating how training is designed, reviewed, & personalized.
Accelerated design
Draft course outlines, eLearning storyboards, facilitator guides, and scripts in minutes. Reduces time-to-launch from months to days.
Low AI prompting
Designed to minimize AI prompting, allowing learning creators to focus on results and impact without being slowed down by technicalities.
Research-based
Grounded in learning science and effective adult learning theories, leading to increased training standardization and effectiveness.
nuralia.ai
nuralia

A $350B industry ready for disruption.

The timing couldn't be better. AI is currently transforming the entire L&D industry.

Despite two recessions and a pandemic, investment in corporate learning has increased steadily for over a decade.

The market is resilient, massive, and hungry for a tool that leads to actual results.


Why now?
Corporate learning market is expected to grow to $570B+ by 2030
Global Corporate Learning Investment: Historical and Projected Growth (2014-2030)
Current Year (2025)
Projection to 2030
Investment (Billion USD)
500
400
300
200
$572.8 B
$350.0 B
$154.8 B
Year
AI is transforming the entire industry.
Today, organizations spend nearly $350B a year on employee training, professional development, and upskilling.
Investment in corporate learning has increased steadily over the 10+ years, despite 2 recessions and COVID-19.
nuralia.ai
nuralia

Riding a wave to $570+ Billion.

We are standing at the edge of a massive shift. The corporate learning market is exploding and projected to hit **$572 billion by 2030.**

But the tools needed to capture this opportunity are stuck in the past or are just AI hype.

We are uniquely positioned to win this market because we aren't guessing what the customer needs. ***We are* the customer!**

We are the veteran instructional designers who lived this pain and decided to fix it.


Market size
Description
$570B
Global TAM
$6B
SAM
$120M
SOM
TAM
Global corporate learning and development spend (i.e. L&D internal salary & wages, consultants, vendors, content providers)
SAM
Spending on digital learning authoring tools, workflow, and design platforms
Target share from core audience (L&D

Science, Not Just Speed.

Generic AI learning tools produce content. *Nuralia designs mastery*.

Most competitors only focus on one part of the process: fast content production.

Nuralia is a **comprehensive multi-modal platform** designed with the **entire instructional** design lifecycle in mind.



- **The Old Way:** Focus on eLearning and AI chat bots.

- **The Nuralia Way:** Focus on effective adult learning theories that drive behavior change. We solve the "SME bottleneck" by integrating collaborative review tools directly into the workflow. *Clearly tie learning outcomes to business objectives*.



Giving time back to the creators.

We aren't just selling software. We are giving organization an opportunity to remain competitive in a quickly evolving landscape.

By removing the menial work of adjusting formatting, digging through source documents, and constant "prompt engineering," we free up Instructional Designers (like Maria), SMEs (like David), Learning Managers (like Priya), and CLOs (like Sarah) to do what they do best: *create impact and drive business results*.



Built to Scale.

We are building the **infrastructure** for the entire industry.

From the individual freelancer just getting started ($29/mo) to the global enterprise requiring security and collaboration ($199+/mo), our model is designed for seamless adoption and massive expansion.

Pricing tiers

Built for expansion: Clear upsell path from



The Growth Trajectory.

We are on a path to explosive growth, projecting to scale to **$120M ARR in 5 years,** by initially leveraging our Co-founder & CEO's consulting firm Cynuria and its existing clientele and partnerships and our advisor-led sales for immediate access.

The sales strategy also includes a plan for future amplification through targeted digital advertising and capturing high-intent keywords.

We are raising our seed round to accelerate product R&D, scale our sales and marketing engines, and secure a dominant first-mover advantage in the ISD space.



The projections are based on the assumption that we will capture 2,055 customers during 2026 and grow 250% YoY in 2027 and 325% YoY growth in 2028.

These projections are based on our internal model. Forward-looking projections cannot be guaranteed.

Join Us.

The Future of Work isn't about more videos or prettier slides. It's about **capability**.

We are building the engine that turns learning science into a scalable reality.

We are the **practitioner-led, science-backed** platform the industry has been longing for.

Let's engineer the future of learning, together.